

May 4, 2011

<u>Via E-mail</u>
Daniel Lender
Chief Financial Officer
QAD, Inc.
100 Innovation Place
Santa Barbara, CA 93108

> **Re:** **QAD, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2011**
> **Filed April 15, 2011**
> **File No. 001-35013**

Dear Mr. Lender:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

1.   You disclose that typically you sell licenses to your software under a perpetual licensing model. Please tell us specifically what percentage of your software license sales were generated under this model and the percentage generated through your "On Demand" and/or other hosting arrangements for each period presented, as well as your consideration for disclosing such information. Further, please tell us and consider disclosing what the renewal rate is for your hosting arrangements.

Results of Operations

Income Tax Expense, page 38

2.   Tell us your consideration to provide disclosures that explain in greater detail the impact
        on your effective income tax rates and obligations of having proportionally higher
        earnings in countries where you appear to have lower statutory tax rates. In this regard,
        you should consider explaining the relationship between the foreign and domestic
        effective tax rates in greater detail as it appears as though separately discussing the
        foreign effective income tax rates may be important information necessary to
        understanding changes in income tax expense. We refer you to Item 303(a)(3)(i) of
        Regulation S-K and Section III.B of SEC Release 34-48960.

3.   Additionally, to the extent that one or more foreign countries contributed significantly to
        the incremental tax benefit from foreign operations, then tell us how you considered
        disclosing this information. Also, tell us if you have entered into any agreements with
        the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced
        pricing agreements), and if so tell us what consideration you have given to including a
        discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of
        Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 38

4.   You disclose that approximately 80% and 70% of your cash and cash equivalents were
        held in U.S. dollar denominated accounts as of January 31, 2011 and 2010. We also note
        from your disclosure on page 65 that you had $41.1 million in permanently reinvested
        earnings at fiscal year 2011. Please tell your consideration to disclose the amount of
        cash, cash equivalents, and investments that are currently held outside of the United
        States and the portion that is subject to restriction of being permanently reinvested in
        foreign earnings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of
        SEC Release 34-48960.

Note 14. Quarterly Information, page 75

5.   You disclose that the results for fourth quarter of fiscal 2011 include an immaterial
        correction of an error (i.e. recognizing expenses in the period incurred versus deferring
        costs and recognizing them in proportion to revenue recognized in multiple-element
        arrangements considered to be a single unit of account). Please clarify what
        arrangements were impacted by this correction of your accounting policy (i.e. On
        Demand subscription arrangements, contract accounting arrangements, and/or
        arrangements that lack VSOE). Additionally, please provide us with the accounting
        guidance you considered in determining your new policy for cost recognition.

6.   Further, the impact of the correction of this error resulted in a $1.6 million increase to costs of maintenance, service and other revenue. Please tell us what period(s) these costs were incurred and would have been recorded under your new accounting policy, including the corresponding amounts for each period. In your response, please tell us how you determined it was appropriate to correct this error in the fourth quarter of 2011 versus in prior periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Melissa Feider, Staff Accountant at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief